Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

	CONTENTS

	GENERAL	3
	OVERVIEW	3
	THIRD QUARTER HIGHLIGHTS	3
	KEY FINANCIAL STATISTICS	5
	KEY OPERATING STATISTICS	6
	OUTLOOK	6
	REVISED PRODUCTION OUTLOOK AND COST GUIDANCE FOR 2016	7
	REVIEW OF OPERATING AND FINANCIAL RESULTS	7
A)	FOR THE QUARTER ENDED SEPTEMBER 30, 2016	7
B)	FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2016	9
	REVIEW OF OPERATING MINES	12
	Island Gold Mine	12
	Beaufor Mine	15
	Monique Mine	16
	Camflo Mill	17
	EXPLORATION EXPENSE	17
	Island Gold Mine	17
	Beaufor Mine	18
	QUARTERLY RESULTS – PREVIOUS EIGHT QUARTERS	19
	CASH POSITION	20
	CAPITAL STRUCTURE	20
	COMMITMENTS AND CONTINGENCIES	20
	OFF-BALANCE-SHEET TRANSACTIONS	20
	CRITICAL ACCOUNTING ESTIMATES	21
	FINANCIAL INSTRUMENTS	21
	ACCOUNTING POLICIES	21
	NON-IFRS PERFORMANCE MEASURES	21
	GENERAL INFORMATION	23
	RISKS AND UNCERTAINTIES	24
	NATIONAL INSTRUMENT 43-101	24
	CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	24
	CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES AND CIVIL LIABILITIES AND JUDGMENTS	25

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL

The following Management’s Discussion and Analysis (“MD&A”) dated November 9, 2016 is intended to supplement and complement the unaudited interim consolidated financial statements and notes thereto for the quarter and the nine-month period ended September 30, 2016. This MD&A should be read in conjunction with our unaudited interim consolidated financial statements for the quarter and nine-month period ended September 30, 2016, and our audited annual consolidated financial statements and related notes for December 31, 2015 and the related MD&A included in the 2015 Annual Report. All amounts are expressed in Canadian dollars, unless otherwise noted, and are in accordance with International Financial Reporting Standards (“IFRS”), except for certain performance indicators that are not defined under IFRS. For further information, please refer to section “Non-IFRS performance measures” on page 21 of this MD&A. With the exception of troy ounces, the data on production is presented in metric units. More information on Richmont Mines Inc. (“Richmont Mines”, “Richmont”, or “the Corporation”) can be obtained in the form of news releases, quarterly and annual financial statements and Annual Information Form (“AIF”) on the SEDAR website (www.sedar.com), and the Corporation’s website (www.richmont-mines.com). In addition to historical information, this MD&A contains forward-looking information. Please refer to section “Cautionary statement regarding forward-looking statements” on page 24.

OVERVIEW

The Corporation currently produces gold from the Island Gold Mine in Ontario and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Richmont’s shares trade on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE MKT) under the symbol “RIC”. The Corporation is headquartered in Rouyn-Noranda, Quebec and has a corporate office in Toronto, Ontario.

THIRD QUARTER HIGHLIGHTS

  Company-wide production was 18,856 ounces of gold for the quarter, a 20% decrease over the same quarter of 2015, primarily as the result of the depletion of the Monique stockpile earlier this year and the required downtime related to the scheduled 25-day mill electrical upgrade at the Island Gold Mine. The Island Gold Mine produced 14,031 ounces of gold in the third quarter, a 7% decrease over Q3 2015, in-line with expectations as lower production was anticipated due to the electrical upgrade.

  Revenues for the quarter were $31.2 million (US$23.9 million), an 8% decrease over Q3 2015.

  Company-wide cash costs1 for the quarter were $1,063 per ounce (US$815 per ounce), a 15% increase over Q3 2015. Cash costs for the Island Gold Mine were $958 per ounce (US$734 per ounce), an 8% increase over Q3 2015, in-line with expectations, as lower production was anticipated, as discussed above.

1 Non-IFRS performance measure. Refer to the Non-IFRS Performance Measures section on page 21.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 3

  Company-wide All-in-Sustaining Costs1 (“AISC”) for the quarter were $1,604 per ounce (US$1,230 per ounce), a 22% increase over Q3 2015. AISC for the Island Gold Mine were $1,330 per ounce (US$1,019 per ounce), a 5% increase over Q3 2015, in-line with expectations, as lower production was anticipated, as described above.

  Earnings for the quarter were $0.2 million (US$0.2 million), a $3.1 million (US$2.4 million) decrease over Q3 2015, primarily due to increased exploration expense. On a per share basis, earnings for the quarter were nil per share (nil in US$ per share).

  Operating cash flow (before changes in non-cash working capital1 ) for the quarter was $5.8 million (US$4.5 million), or $0.09 per share (US$0.07 per share), a decrease of $5.8 million (US$4.5 million) over Q3 2015 due to lower production and higher costs, as described above.

  Richmont ended the quarter with a reduced cash balance of $78.9 million (US$60.1 million), in-line with plan due to lower production and higher cash costs related to the 25-day mill shutdown as well as higher capital investment requirements as anticipated for the quarter.

  On September 12, 2016, the Corporation announced a positive revision to its 2016 operational guidance estimates driven by significantly better than expected performance from the Island Gold Mine in the first six months of the year.

  On October 12, 2016, the Corporation reported continued positive results from delineation drilling at the Island Gold Mine located within the expanded Expansion Case Preliminary Economic Assessment (the “Expansion Case PEA”) area as well as initial results from the strategic Phase 2 exploration drilling program.

  On November 1, 2016, the Corporation provided a status update on the Expansion Case PEA currently underway at the Island Gold Mine that will consider a potential ore mining and productivity increase to 1,100 tonnes per day beginning in 2018, with minimal capital investment required.

1 Non-IFRS performance measure. Refer to the Non-IFRS Performance Measures section on page 21.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 4

KEY FINANCIAL STATISTICS

	CAN$		US$
	Quarter ended September 30,		Quarter ended September 30,
	2016	2015	2016	2015
Revenues	31,244	34,107	23,942	26,058
Exploration costs expensed	5,093	1,252	3,903	957
Net earnings	226	3,306	173	2,526
Operating cash flow, before changes in non-cash working capital[1]	5,835	11,663	4,471	8,911
Operating cash flow, after changes in non-cash working capital	3,347	11,742	2,565	8,971
Investment in property, plant and equipment	19,531	12,802	14,967	9,781

KEY PER SHARE DATA
Net earnings (basic)	-	0.06	-	0.04
Operating cash flow, after changes in non-cash working capital
	0.05	0.20	0.04	0.15
Net free cash flow[1]	(0.26)	(0.02)	(0.20)	(0.01)

	CAN$		US$
	Nine months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Revenues	124,496	111,869	94,187	88,785
Exploration costs expensed	13,766	3,390	10,415	2,690
Net earnings	11,408	10,850	8,631	8,611
Operating cash flow, before changes in non-cash working capital[1]	38,431	31,921	29,075	25,334
Operating cash flow, after changes in non-cash working capital	35,515	35,549	26,869	28,213
Investment in property, plant and equipment	47,597	29,331	36,010	23,278

KEY PER SHARE DATA
Net earnings (basic)	0.19	0.19	0.14	0.15
Operating cash flow, after changes in non-cash working capital	0.59	0.63	0.44	0.50
Net free cash flow[1]	(0.20)	0.11	(0.15)	0.09
1 Non-IFRS performance measure. Refer to the Non-IFRS Performance Measures section on page 21.

	September 30,	December 31,
	2016	2015
Cash	78,855	61,028
Total assets	252,152	207,052
Non-current long-term debt	6,695	7,264
Shareholders’ equity	200,737	153,602
Shares outstanding (thousands)	62,964	58,340

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 5

KEY OPERATING STATISTICS

	Quarter ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Gold sold (oz)	17,774	22,962	74,901	75,319
Gold produced (oz)	18,856	23,478	74,545	75,651

KEY PER OUNCE OF GOLD DATA ($)
Average market price	1,742	1,471	1,666	1,484
Average selling price	1,754	1,482	1,659	1,482
Average cash cost[1]	1,063	926	899	961
Average AISC[1]	1,604	1,311	1,296	1,290

Average exchange rate (CAN$/US$)[2]	1.3050	1.3089	1.3218	1.2600

KEY PER OUNCE OF GOLD DATA (US$)
Average market price	1,335	1,124	1,260	1,178
Average selling price	1,344	1,132	1,255	1,176
Average cash cost[1]	815	707	680	763
Average AISC[1]	1,230	1,001	980	1,024

1	Non-IFRS performance measure. Refer to the Non-IFRS Performance Measures section on page 21.
2	The exchange rate represents the average exchange rate for the three-month and nine-month periods.

Although Richmont Mines’ financial statements are reported in Canadian dollars, the Corporation also discloses financial and operating statistics in US dollars. The Corporation’s operating results and cash flows are significantly affected by changes in the Canadian dollar/US dollar exchange rate, as the precious metals revenues are earned in US dollars and the majority of the operating costs are in Canadian dollars. Richmont continues to leverage the weakened Canadian dollar to strategically accelerate the development of the deep resources at its Island Gold Mine.

On a quarterly basis, the Canadian to U.S. exchange rate is adjusted to reflect the actual quarterly rate and year-to-date rate as at the end of each quarter.

OUTLOOK

On September 12, 2016, the Corporation announced a positive revision to its 2016 operational guidance driven by significantly better than expected performance from the Island Gold Mine in the first six months of the year. Production from the Island Gold Mine for the third quarter was lower as a result of a planned 25-day mill shutdown, which has been incorporated in the revised quidance. The Corporation is confident of achieving the revised production guidance, as the Island Gold Mine has returned to full productivity levels following the completion of the shutdown. Furthermore, grades and underground productivity at the Beaufor Mine are expected to increase in the fourth quarter as a greater proportion of stope mining is expected to be from the higher-grade Q Zone, which should contribute to higher production. Cash costs per ounce and AISC per ounce for the nine-month period are within the revised guidance range.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 6

REVISED PRODUCTION OUTLOOK AND COST GUIDANCE FOR 2016

	ACTUAL	ORIGINAL FORECAST	REVISED FORECAST
	Nine-month period ended	Full Year	Full Year
	September 30, 2016	2016	2016
Gold production (ounces)	74,545	87,000 – 97,000	98,000 – 106,000

Cash costs per ounce	$899	$930 - $1,000	$885 - $945
AISC per ounce	$1,296	$1,275 - $1,390	$1,230 - $1,335

CAN$/US$ exchange rate[1]	1.3218	1.3636	1.3150

Cash costs per ounce (US$)	$680	$680 - $730	$675 - $720
AISC per ounce (US$)	$980	$935 - $1,015	$935 - $1,015

1	An exchange rate of 1.36 Canadian dollars to 1.00 US dollar was used for the original 2016 guidance issued on Feb. 11, 2016. The revised guidance assumes an exchange rate of 1.33 for January to June and 1.30 for July to December.

REVIEW OF OPERATING AND FINANCIAL RESULTS

A)	FOR THE QUARTER ENDED SEPTEMBER 30, 2016

The company-wide production was 18,856 ounces for the quarter, a 20% decrease over the same quarter of 2015, mainly as the result of the depletion of the Monique stockpile earlier this year and the planned 25-day mill shutdown at the Island Gold Mine. The Island Gold Mine produced 14,031 ounces of gold in the third quarter, a 7% decrease from the third quarter of 2015, in-line with plan as lower production was anticipated due to the electrical upgrade completed in the quarter. The processing of the Monique Mine stockpile contributed to 2,688 ounces of gold produced in the third quarter of 2015. Consolidated gold production was also affected by 16% lower production at the Beaufor Mine due to lower tonnage and lower milled grades.

Gold production (ounces)

Revenues for the third quarter were $31.2 million (US$23.9 million), a decrease of 8% from the same quarter of the prior year, as the impact of 18% higher average realized sale price per ounce for the quarter partially offset the impact of 23% lower ounces sold as compared to the third quarter of 2015. A total of 17,774 ounces of gold were sold during the quarter at an average realized price of $1,754 (US$1,344) per ounce, versus 22,962 ounces of gold sold at an average realized sale price of $1,482 (US$1,132) per ounce in the same quarter of 2015.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 7

Gold sales (ounces and average realized sale price per ounce)

Cost of sales, including depletion and depreciation, totaled $24.0 million (US$18.4 million) in the third quarter of 2016 versus $27.8 million (US$21.2 million) in the same quarter of 2015. Cost of sales at the Island Gold Mine were in line with the third quarter of 2015, but higher on a per tonne basis as the mine produced lower tonnes due to the planned shutdown during the quarter. Lower cost of sales were a result of the depletion of the Monique Mine stockpile earlier this year, and lower production at the Beaufor Mine during the quarter. On a per tonne basis, costs were higher at the Beaufor Mine driven by lower tonnage and higher milling costs as compared to the third quarter of 2015.

On a consolidated basis, cash costs per ounce increased by 15% to $1,063 (US$815), from $926 (US$707) in the same quarter of 2015. The increase was primarily due to lower ounces sold during the quarter. Ounces sold from the Island Gold Mine were lower, as anticipated due to the planned shutdown during the quarter. Ounces sold from the Beaufor Mine were lower due to lower grades and reduced tonnage as compared to the third quarter of 2015. There were no sales from the Monique Mine as the stockpile was depleted in the first quarter.

AISC per ounce increased by 22% to $1,604 (US$1,230) in the quarter, as compared to $1,311 (US$1,001) in the third quarter of 2015. Sustaining costs were $9.6 million (US$7.4 million) for the quarter, 9% higher than the $8.9 million (US$6.8 million) incurred in the same quarter of the 2015, primarily due to higher underground development costs at the Beaufor Mine and higher Corporate General and Administration (“G&A”) costs.

Corporate G&A costs totaled $2.5 million (US$1.9 million) in the third quarter, a $0.5 million increase over the same quarter of 2015, mainly due to the higher non-cash equity based compensation related to a higher share price and higher number of employees.

Non-sustaining project capital and expensed exploration of $17.2 million (US$13.2 million) were incurred in the quarter, which included $0.2 million of Quebec non-sustaining regional exploration. The remaining $17.0 million was spent at the Island Gold Mine, consisting of $13.5 million of non-sustaining project capital and $3.5 million of expensed exploration.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 8

Sustaining, project costs and exploration for the quarter ended September 30, 2016

(in millions of $)			Corporate &
	Island Gold Mine	Quebec Division	Others	Consolidated
Sustaining costs
Underground development	-	0.9	-	0.9
Exploration & delineation drilling	-	0.6	-	0.6
Other sustaining costs	5.1	0.5	-	5.6
Corporate G&A	-	-	2.5	2.5
Total sustaining costs	5.1[1]	2.0[2]	2.5	9.6

Project capital	13.5	-	-	13.5
Non-sustaining exploration	3.5[3]	-	0.2	3.7
Total project capital & exploration	17.0	-	0.2	17.2

1	Sustaining costs of $5.1 million at the Island Gold Mine have been capitalized.
2	Sustaining costs of $2.0 million at the Beaufor Mine include $1.4 million of capitalized costs and $0.6 million in exploration costs that have been expensed.
3	Non-sustaining exploration costs of $3.5 million at the Island Gold Mine are included in expensed exploration costs.

For the third quarter of 2016, the Corporation recorded a mining and income tax recovery of $0.4 million, which includes a $0.3 million increase in deferred mining taxes offset by a reduction of $0.7 million of taxes for the previous year. The Corporation recorded mining and income taxes of $0.3 million in the third quarter of 2015, including $0.3 million of income tax payable, and $0.1 million of mining taxes, offset by $0.1 million recovery of deferred mining taxes.

The Corporation generated net earnings of $0.2 million (US$0.2 million), or nil per share in the third quarter of 2016, a decrease from net earnings of $3.3 million (US$2.5 million), or $0.06 (US$0.04) per share, generated in the same quarter of 2015. The decrease is mainly attributable to higher exploration expenses during the quarter.

Operating cash flow for the third quarter of 2016 was lower, as anticipated, as revenues were impacted by the planned shutdown at the Island Gold Mine during the quarter. Operating cash flow (after changes in non-cash working capital) totaled $3.3 million (US$2.6 million), or $0.05 per share (US$0.04 per share), as compared to $11.7 million (US$9.0 million), or $0.20 per share (US$0.15 per share), in the same quarter of 2015. Net free cash flow1 for the quarter was $(16.2) million (US$(12.4) million), as compared to $(1.1) million (US$(0.8) million), in the same quarter of 2015. On a per share basis, net free cash flow was $(0.26) or US$(0.20) as compared to $(0.02) or US$(0.01) in the third quarter of 2015. The decrease in net free cash flow is attributable to lower operating cash flows and reflects higher investments made at the Island Gold Mine related to underground development, electrical and other infrastructure upgrades, and exploration.

B)	FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2016

Gold production for the nine-month period was 74,545 ounces, slightly lower than the comparable period of 2015, as the 45% higher production achieved at the Island Gold Mine (59,237 ounces versus 40,837 ounces) was offset by lower production at the Monique Mine (1,165 ounces versus 14,055 ounces) and the Beaufor Mine (14,143 ounces versus 20,759 ounces).

1 Non-IFRS performance measure. Refer to the Non-IFRS Performance Measures section on page 21.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 9

Gold production (ounces)

Revenues for the nine-month period were $124.5 million (US$94.2 million), 11% higher than revenues of $111.9 million (US$88.8 million) in the same period of 2015. The increase in revenues was mainly driven by a 12% higher average realized gold price per ounce during the period offset by slightly lower ounces of gold sold as compared to the same period of 2015. A total of 74,901 ounces of gold were sold during the period at an average realized sale price of $1,659 (US$1,255) per ounce, versus 75,319 ounces of gold sold at an average realized sale price of $1,482 (US$1,176) per ounce in the same nine-month period of 2015.

Gold sales (ounces and average realized sale price per ounce)

Cost of sales, including depletion and depreciation, for the nine-month period totaled $89.0 million (US$67.3 million), a 2% decrease from the $91.1 million (US$72.3 million) incurred in the same period of 2015, as lower costs at the Beaufor Mine and Monique Mine were offset by higher operating costs at the Island Gold Mine. Operating costs at the Island Gold Mine were 13% higher during the period due to the increase in tonnes mined and milled over the same period of 2015. Royalties and depreciation costs were higher due to 54% more ounces of gold sold from the Island Gold Mine as compared to the same period of 2015. Operating costs at the Beaufor Mine were lower due to 16% lower mined tonnage. There were no mining operations at the Monique Mine during the period and the remaining stockpile pad was depleted in January 2016.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 10

Consolidated cash costs per ounce for the nine-month period decreased to $899 (US$680) from $961 (US$763) in the same period of 2015, mainly driven by a higher proportion of low-cost ounces from the Island Gold Mine. The Island Gold Mine accounted for 80% of the ounces sold during the period as compared to 52% during the nine-month period of 2015.

AISC per ounce of $1,296 (US$980) for the nine-month period was in-line with AISC per ounce of $1,290 (US$1,024) during the same period of 2015, despite a 25-day mill shutdown at the Island Gold Mine during the third quarter of 2016.

Sustaining costs were $29.7 million (US$22.5 million) for the nine-month period, 20% higher than the $24.8 million (US$19.7 million) incurred in the same period of 2015, due to higher investments in equipment, buildings and other fixed assets at the Island Gold Mine, higher underground development costs at the Beaufor Mine, and higher G&A costs.

Corporate G&A costs for the nine-month period were $8.8 million (US$6.7 million), 44% higher than the $6.1 million (US$4.9 million) spent in the same period of 2015, mainly due to the higher non-cash equity based compensation resulting from granting DSUs instead of options to the Board of Directors combined with a higher share price and higher professional fees paid during the period.

Non-sustaining project capital and expensed exploration of $39.9 million (US$30.2 million) were incurred during the nine-month period, which included $0.6 million of Quebec non-sustaining regional exploration. The remaining $39.3 million was spent at the Island Gold Mine, consisting of $28.4 million of non-sustaining project capital and $10.9 million of expensed exploration.

Sustaining, project costs and exploration for the nine-month period ended September 30, 2016

(in millions of $)			Corporate &
	Island Gold Mine	Quebec Division	Others	Consolidated
Sustaining costs
Underground development	4.2	2.9	-	7.1
Exploration & delineation drilling	1.5	1.5	-	3.0
Other sustaining costs	9.6	1.2	-	10.8
Corporate G&A	-	-	8.8	8.8
Total sustaining costs	15.3[1]	5.6[2]	8.8	29.7

Project capital	28.4[3]	-	-	28.4
Non-sustaining exploration	10.9[4]	-	0.6	11.5
Total project capital & exploration	39.3	-	0.6	39.9

1	All sustaining costs of $15.3 million at the Island Gold Mine are capitalized.
2	Sustaining costs of $5.6 million at the Beaufor Mine include $4.1 million of capitalized costs and $1.5 million in exploration costs that have been expensed.
3	Project capital of $28.4 million at the Island Gold Mine includes $17.4 million of underground development, $10.0 million of equipment and infrastructure upgrades and $1.0 million of costs to accelerate delineation of resources included in the 2016 PEA.
4	Non-sustaining exploration costs of $10.9 million at the Island Gold Mine are included in expensed exploration costs.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 11

For the nine-month period, mining and income tax expense totaled $2.2 million, which included $0.2 million of Quebec mining taxes, offset by a reduction of $0.2 million from the previous year, and a $2.2 million increase in deferred mining taxes. The mining and income tax expense for the nine-month period of 2015 was $1.4 million, which included $1.0 million of taxes payable, $0.7 million of mining taxes, offset by recovery of $0.3 million in deferred mining taxes.

The Corporation generated net earnings of $11.4 million (US$8.6 million), or $0.19 (US$0.14) per share during the nine-month period, a 5% increase over net earnings of $10.9 million (US$8.6 million), or $0.19 (US$0.15) per share, in the same period of 2015. The increase is attributable to higher revenues, partially offset by higher exploration and G&A costs.

Operating cash flow for the nine-month period totaled $35.5 million (US$26.9 million), in-line with the same period of 2015 (US$28.2 million). On a per share basis, operating cash flow was $0.59 (US$0.44) per share versus $0.63 (US$0.50) per share for the same period of 2015. Net free cash flow for the nine-month period was $(12.1) million, or $(0.20) per share, as compared to $6.2 million, or $0.11 per share, in the same period of 2015. The decrease in net free cash flow reflects higher investments at the Island Gold Mine during the period.

REVIEW OF OPERATING MINES

Island Gold Mine

	Quarter ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Ore and waste mined (tonnes)	139,832	150,818	467,279	414,732

Gold Produced
Ore processed (tonnes)	58,836	66,416	214,666	181,785
Head grade (g/t)	7.70	7.27	8.91	7.20
Gold recovery (%)	96.3	97.1	96.4	97.0
Ounces produced	14,031	15,076	59,237	40,837

Gold Sold
Ounces sold	13,673	14,233	59,851	38,859
Average selling price per ounce	1,756	1,485	1,657	1,483
Cash costs per ounce	958	890	770	1,036

AISC per ounce	1,330	1,267	1,025	1,416
Average selling price per ounce (US$)	1,346	1,135	1,254	1,177
Cash costs per ounce (US$)	734	680	583	823
AISC per ounce (US$)	1,019	968	776	1,125

Sustaining costs	5,090	5,371	15,283	14,754
Project and non-sustaining exploration costs	16,966	8,234	39,293	18,124

At the end of the quarter, the Island Gold Mine reported more than 5.8 years (over 2 million man-hours) of operations without lost-time injury.

Production for the quarter was 14,031 ounces of gold, a 7% decrease over the same period of 2015. Production achieved in the quarter was in-line with plan, which forecasted lower production as part of the planned 25-day mill shutdown for electrical upgrade. The operation remains on track to meet, or exceed, revised production guidance.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 12

An electrical upgrade was successfully completed as planned during the quarter. The upgrade included a 25-day mill shutdown, which has been incorporated into the revised annual guidance. Work completed at the mill includes new low-voltage Motor Control Centre (MCC) cabinets and switch gears at the mill portal. The mine operations were shut down for 16 days of the mill shutdown period, during which a new 13.8 kv substation and switch gears were installed together with a new cable from the portal down to the 620 metre level. The mine and mill upgrade could support the potential production growth scenario that is being considered as part of the Expansion Case PEA.

During the quarter, and excluding the shutdown period, the mine achieved an averaged productivity of 890 tonnes of ore mined per day. Total ore mined during the quarter was 67,647 tonnes, of which 29,741 tonnes was development ore and 37,906 tonnes was from long-hole stope mining, indicating development ore mined to total ore mined of 44% (YTD 49%) versus a plan of 40%. Ore mined during the quarter resulted from stope mining activities in the first mining horizon and development in ore in the lower grade extensions of the second mining horizon. During the fourth quarter, stope mining will begin in the eastern and western extensions of the second mining horizon and development in ore will begin in the third mining horizon.

The development of the main ramp continued and reached a vertical depth of 810 metres at the end of the quarter. It is expected that the ramp development will reach the bottom of the higher grade third mining horizon at the 860 metre level in the first quarter of 2017. Total waste mined during the quarter was 72,185 tonnes, or 950 tonnes per day excluding the shutdown period.

The mill processed 58,836 tonnes of ore at average grade of 7.70 g/t gold during the quarter. Excluding the shutdown, mill throughput averaged 878 tpd, an increase of 22% over the 722 tpd produced in the same quarter of 2015. For the nine-month period, mill throughput was 214,666 tonnes, an 18% increase over the 181,785 tonnes of ore processed in the same period of 2015.

During the third quarter, reconciliation of mine production to the reserve model indicates a 15% gain on tonnage and a 19% gain in grades, for an overall gain of 37% on ounces. For the nine-month period, the reconciliation to the reserve model indicates a 6% gain on tonnage, and a 25% gain in grades, resulting in 32% more ounces as compared to the reserve model.

Mine to reserve reconciliation table for the quarter and the nine-month period1:

Q3 2016	Reserves (as of Dec. 31st, 2015)			Mined (reconciled)			Variations (Mined vs. Reserves)
	Diluted	Diluted	Diluted	Reconciled	Reconciled	Reconciled	Tonnes	Grade	Ounces
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Total Development	24,571	4.82	3,807	29,741	6.12	5,853	121%	127%	154%
Total Stope	34,211	7.07	7,778	37,906	8.26	10,063	111%	117%	129%
Total	58,782	6.13	11,585	67,647	7.32	15,916	115%	119%	137%

Year to date 2016	Reserves (as of Dec. 31st, 2015)			Mined (reconciled)			Variations (Mined vs. Reserves)
	Diluted	Diluted	Diluted	Diluted	Diluted	Diluted	Tonnes	Grade	Ounces
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Total Development	113,399	6.33	23,094	112,522	8.23	29,756	99%	130%	129%
Total Stope	101,539	7.53	24,596	115,642	8.99	33,427	114%	119%	136%
Total	214,938	6.90	47,690	228,164	8.61	63,183	106%	125%	132%

[1]	The reconciliation to date is based on mining in the first and second mining horizons only, and should not be extrapolated to the third and fourth mining horizons.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 13

The mine sold 13,673 ounces of gold during the third quarter, a 4% decrease from the 14,233 ounces sold in the same quarter of 2015. Revenues for the quarter were $24.0 million, 14% higher than the prior year quarter, benefitting from the higher average realized gold price per ounce of $1,756 (US$1,346), 18% higher than $1,485 (US$1,135) realized in the same quarter of 2015.

Gold ounces sold for the nine-month period were 59,851 ounces, an increase of 54% over the same period of 2015. Revenues for the nine-month period were $99.2 million, a 72% increase over revenues from the same period of 2015, driven by higher gold ounces sold and higher average realized sale price per ounce. The average realized sale price per ounce for the period was $1,657 (US$1,254), 12% higher than the $1,483 (US$1,177) realized in the same period of 2015.

Cash costs per ounce for the third quarter, including royalties, were $958 (US$734), 8% higher than the cash cost of $890 (US$680) realized in the same quarter of 2015, primarily driven by the decrease in ounces of gold sold during the quarter. For the nine-month period, cash costs per ounce were $770 (US$583), 26% lower than cash costs for the same period of 2015, primarily driven by the increase in ounces of gold sold during the period.

AISC per ounce for the third quarter increased to $1,330 (US$1,019) as compared to $1,267 (US$968) in the same quarter of 2015. AISC for the quarter included $5.1 million of sustaining capital, comprised of $3.4 million of mill and electrical upgrades, $1.5 million of mobile and fixed equipment, and $0.2 million for other fixed assets. For the nine-month period, AISC per ounce decreased to $1,025 (US$776), as compared to $1,416 (US$1,125) during the comparable nine-month period of 2015. Sustaining costs for nine-month period were $15.3 million, which included $5.0 million of mill and electrical upgrade, $4.1 million of underground development costs, $3.5 million of mobile and fixed equipment, $1.5 million of delineation drilling, and $1.2 million spent on other fixed assets.

During the quarter, the Corporation spent $13.5 million in non-sustaining project costs, which included $6.4 million for advancing both the main access ramp and the east ramp, $4.9 million for electrical and other infrastructure upgrade, $1.0 million of non-sustaining drilling costs, $0.8 million of other underground development costs and $0.4 million of capital lease payments. Non-sustaining project costs for the nine-month period amounted to $28.4 million.

Approximately 41,947 metres (out of planned 50,000 metres) of delineation drilling have been completed at the end of the nine-month period. Drilling to date continues to demonstrate the significant potential of the high-grade inferred resources located within the Expansion Case PEA area, which provides increased confidence that a significant portion of the inferred resources could potentially be converted to measured and indicated resources by year end, which could be incorporated into the short-term mine plan and support a potential near-term growth opportunity.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 14

Beaufor Mine

	Quarter ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Ore mined (tonnes)	25,916	31,122	81,312	96,924

Gold Produced
Ore processed (tonnes)	27,426	30,437	85,025	97,102
Head grade (g/t)	5.62	5.93	5.28	6.74
Gold recovery (%)	97.3	98.6	98.0	98.6
Ounces produced	4,825	5,714	14,143	20,759

Gold Sold
Ounces sold	4,101	5,919	13,879	21,638
Average selling price per ounce	1,751	1,481	1,674	1,476
Cash costs per ounce	1,411	974	1,433	974
AISC per ounce	1,893	1,225	1,837	1,144

Average selling price per ounce (US$)	1,342	1,131	1,266	1,171
Cash costs per ounce (US$)	1,082	744	1,084	773
AISC per ounce (US$)	1,451	936	1,390	908

Sustaining costs	1,979	1,484	5,611	3,683
Project and non-sustaining exploration costs	-	208	-	208

Total ore mined during the third quarter was 25,916 tonnes, a decrease of 17% from the 31,122 tonnes mined during the same quarter of 2015. For the nine-month period, total ore mined decreased by 16% over the 96,924 tonnes mined in the same period of 2015. The decrease in tonnes mined during the quarter and the nine-month period is mainly attributable to the delay in accessing and establishing long-hole stope mining in the new Q Zone, non-availability of economical ore in some of the remote veins and mechanical issues related to mining mobile equipment in the third quarter.

During the quarter, the Camflo Mill processed 27,426 tonnes of ore from the Beaufor Mine, 10% lower than the 30,437 tonnes processed in the same quarter of 2015. Average grade milled for the quarter was 5.62 g/t gold, 5% lower than the same quarter of 2015. Lower tonnage and grades resulted in quarterly gold production of 4,825 ounces, a 16% decrease over the 5,714 ounces produced in the same quarter of 2015.

For the nine-month period, the mill processed 85,025 tonnes of ore at an average grade of 5.28 g/t gold, as compared to 97,102 tonnes processed at an average grade of 6.74 g/t in the same nine-month period of 2015. Gold production for the nine-month period was 14,143 ounces, 32% lower than production of 20,759 ounces in the same period of 2015, primarily a result of lower than expected tonnes and grade milled.

Gold ounces sold for the third quarter totaled 4,101 ounces at an average realized price of $1,751 (US$1,342) per ounce, as compared to gold sales of 5,919 ounces at an average realized price of $1,481 (US$1,131) in the comparable quarter of 2015. Gold ounces sold for the nine-month period totaled 13,879 ounces at an average realized price of $1,674 (US$1,266) per ounce, as compared to gold ounces sold of 21,638 ounces at an average realized sale price of $1,476 (US$1,171) per ounce in the same period of 2015.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 15

Cash costs per ounce in the third quarter of 2016 were $1,411 (US$1,082), 45% higher than the $974 (US$744) in the same quarter of 2015. For the nine-month period, cash costs per ounce were $1,433 (US$1,084), 47% higher than the $974 (US$773) achieved in the same period of 2015. Cash costs per ounce for the quarter and the nine-month period were higher as a result of lower ounces of gold sold in the same period of 2015.

AISC per ounce for the third quarter was $1,893 (US$1,451), 55% higher than the $1,225 (US$936) in the same quarter of 2015, which is combined effect of higher sustaining costs and lower gold ounces sold during the quarter. AISC per ounce for the nine-month period increased to $1,837 (US$1,390), from $1,144 (US$908) during the same period of 2015.

Sustaining costs for the third quarter were $2.0 million, which included $0.9 million for capitalized underground mine development, $0.6 million for expensed exploration costs and $0.5 million of other sustaining costs.

Monique Mine

	Quarter ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015

Gold Produced
Ore processed (tonnes)	-	52,987	16,063	178,751
Head grade (g/t)	-	1.64	2.31	2.53
Gold recovery (%)	-	96.2	97.6	96.7
Ounces produced	-	2,688	1,165	14,055

Gold Sold
Ounces sold	-	2,810	1,171	14,822
Average selling price per ounce	-	1,471	1,581	1,487
Cash costs per ounce	-	1,005	1,185	745
AISC per ounce	-	1,020	1,189	762

Average selling price per ounce (US$)	-	1,124	1,196	1,180
Cash costs per ounce (US$)	-	768	897	592
AISC per ounce (US$)	-	779	900	605

The stockpile remaining at the end of 2015 was processed in the first quarter of 2016 and so there was no production from the Monique Mine during the third quarter of 2016, as compared to 2,688 ounces of gold produced by processing its lower grade stockpile in the third quarter of 2015.

For the nine-month period, the Camflo Mill processed 16,063 tonnes of the Monique stockpile pad at an average grade of 2.31 g/t gold and produced 1,165 ounces of gold. During the same nine-month period of 2015, the mill processed 178,751 tonnes of ore, which included material from its lower and mid-grade stockpile, at an average grade of 2.53 g/t gold and produced 14,055 ounces of gold.

There were no gold sales in the quarter as all ounces produced in the first quarter were sold in that quarter. For the nine-month period, 1,171 ounces of gold were sold at an average realized sale price of $1,581 (US$1,196) per ounce, as compared to gold sales of 14,822 ounces at an average price of $1,487 (US$1,180) in the same period of 2015.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 16

Cash costs for the nine-month period were $1,185 (US$897) per ounce, which included non-cash charges of $715 per ounce related to mining costs incurred and paid for in 2014, but which are accounted for when the resulting ounces are sold. Cash costs per ounce for the same period of 2015 were $745 (US$592).

AISC for the nine-month period were $1,189 (US$900) per ounce, as compared to $762 (US$605) for the same period in 2015.

Camflo Mill

Total ore processed at the Camflo Mill during the third quarter of 2016 was 30,894 tonnes, which is 71% lower than the 107,255 tonnes of ore processed in the same quarter of 2015. During the quarter, the Camflo Mill processed 27,426 tonnes from the Beaufor Mine as compared to 30,437 tonnes in the same quarter of 2015. With the depletion of the stockpile pad at the Monique Mine in the first quarter of 2016, there was no ore from Monique available for processing during the third quarter. During the same quarter of 2015, the Camflo Mill processed 52,987 tonnes of ore from the Monique Mine. Part of the excess capacity at the Camflo Mill was used to custom mill 3,468 tonnes of ore from local mining companies in the Abitibi region of Quebec. This was 85% lower than the 23,831 tonnes of external ore processed in the prior year quarter, as the milling contracts that expired earlier during the year were not renewed.

For the nine-month period, 169,745 tonnes of ore were processed, 43% lower than the 299,684 tonnes processed in the comparable period of 2015. Ore from local mining companies accounted for 68,657 tonnes of the total ore processed during the nine-month period of 2016.

EXPLORATION EXPENSE

(in thousands of $)	Quarter ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015

Exploration expense – Mines
Island Gold	3,509	695	10,903	1,735
Beaufor	632	751	1,508	1,940

	4,141	1,446	12,411	3,675

Exploration expense - Other properties
Wasamac	13	18	61	56
Other	4	2	19	30
Project evaluation	195	94	539	293

Exploration and project evaluation before depreciation and exploration tax credits	4,353	1,560	13,030	4,054

Depreciation	10	11	28	32
Exploration tax credits, including adjustments	730	(319)	708	(696)

	5,093	1,252	13,766	3,390

ISLAND GOLD MINE

The Corporation spent $3.5 million (US$2.7 million) on exploration, completing approximately 14,900 metres of drilling during the third quarter. This was largely spent as part of the Phase 2 exploration program launched in July 2016. For the nine-month period, approximately 53,400 metres of drilling were completed for total exploration costs of $10.9 million (US$8.2 million).

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 17

The Phase 1 drilling program was completed at the end of the second quarter. Phase 2 exploration drilling program was launched in July 2016 and it includes:

1)	Near-mine exploration drilling program: The main objective is to expand near-mine resources within the Expansion Case PEA area by infilling gaps between current inferred resource blocks.

Approximately 1,800 metres were completed in the third quarter. For the nine-month period, approximately 10,232 metres of a planned 22,000 metres have been completed.

2)

Eastern lateral exploration and infill drilling program: The main objective is to continue to test the lateral continuity of the known deposit to the east to potentially add new resource blocks with the overall objective of extending the mine life above the 1,000 metre level.

Approximately 4,100 metres of a planned 9,000 metres (including 3,000 metres of infill drilling) for the second half of 2016 have been completed to test the lower portion of this mineralized area. Drilling in the upper portion as well as the eastern extension of the mineralized area will be completed over the balance of the year.

3)

Deep exploration drilling program: This drilling program is to test the eastern and western down plunge corridors between the 1,000 and 1,500 metre levels with the overall objective of discovering the next million-plus ounces.

Approximately 7,000 metres of a planned 22,000 metres for 2016 have been completed at the end of the third quarter. Drilling in the third quarter was slower than planned as deeper targets were being tested.

4)

Deep infill drilling program: The objective of the deep infill drilling program is to define a potential inferred resource block in the eastern down plunge extension of the C Zone between the 1,000 and 1,500 metre levels, that was identified earlier in 2016.

Approximately 2,000 metres of a planned 5,000 metres for 2016 have been completed at the end of the third quarter.

5)

Regional drilling program: The Phase 2 regional exploration drilling program is designed to continue to test the mineralization below the Kremzar mine as well as other previously identified high-priority regional gold targets across the prospective Island Gold property.

The Phase 2 regional drilling program is expected to begin in late 2016 or early 2017.

BEAUFOR MINE

The Corporation spent $0.6 million (US$0.5 million) on sustaining exploration drilling during the third quarter of 2016, lower than the $0.8 million (US$0.6 million) spent in the same quarter of 2015. A total of 9,699 metres of drilling were completed during the quarter and approximately 24,232 metres in the nine-month period.

Exploration is being conducted in three main areas, namely the Central Upper Mine, the Northwest Upper Mine and the Lower Mine.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 18

QUARTERLY RESULTS – PREVIOUS EIGHT QUARTERS

	2016			2015				2014
(in thousands of $, unless otherwise stated)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

PRINCIPAL FINANCIAL DATA

Revenues	31,244	40,618	52,634	31,864	34,107	40,552	37,210	29,562

Net earnings (loss)	226	2,674	8,508	(4,062)	3,306	2,912	4,632	1,040

Operating cash flow, after changes in non-cash working capital	3,347	14,871	17,297	6,815	11,742	14,677	9,130	3,198
Investments in property, plant and equipment	19,531	11,865	16,201	22,767	12,802	7,304	9,225	4,452

Average CAN$/US$ exchange rate	1.3050	1.2886	1.3732	1.3354	1.3089	1.2297	1.2412	1.1356

KEY PER-SHARE DATA

Operating cash flow	0.05	0.25	0.30	0.12	0.20	0.25	0.17	0.06
Operating cash flow (US$)	0.04	0.19	0.22	0.09	0.15	0.21	0.14	0.06

Net earnings (loss)
Basic	0.00	0.04	0.15	(0.07)	0.06	0.05	0.09	0.02
Diluted	0.00	0.04	0.14	(0.07)	0.06	0.05	0.08	0.02

Net earnings (loss) (US$)
Basic	0.00	0.03	0.11	(0.05)	0.04	0.04	0.07	0.02
Diluted	0.00	0.03	0.08	(0.05)	0.04	0.04	0.06	0.02

OUNCES OF GOLD SOLD	17,774	24,888	32,239	21,576	22,962	27,566	24,791	21,666

KEY PER-OUNCE OF GOLD DATA

Average selling price ($)	1,754	1,628	1,629	1,474	1,482	1,468	1,496	1,361

Average cash costs ($)	1,063	903	806	1,034	926	974	979	981
Sustaining costs ($)	541	427	294	632	385	330	276	439

All-in sustaining costs ($)	1,604	1,330	1,100	1,666	1,311	1,304	1,255	1,420

Average selling price (US$)	1,344	1,263	1,186	1,104	1,132	1,194	1,205	1,198

Average cash costs (US$)	815	701	587	774	707	792	789	864
Sustaining costs (US$)	415	331	214	473	294	268	222	387

All-in sustaining costs (US$)	1,230	1,032	801	1,247	1,001	1,060	1,011	1,251

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 19

CASH POSITION

At September 30, 2016, the Corporation’s cash position was $78.9 million, higher than the $61.0 million balance at the end of 2015. This increase reflects the $29.1 million of net proceeds from the bought deal prospectus financing that was closed on June 7, 2016, $35.5 million of operational cash flows and $47.6 million investment in property, plant and equipment during the nine-month period. As at September 30, 2016, Richmont had $67.1 million of working capital, a $19.8 million increase from the $47.3 million at December 31, 2015, primarily reflecting a $17.9 million increase in cash.

CAPITAL STRUCTURE

On June 7, 2016, the Corporation issued a total of 2.990 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $10.40 per share. This included the entire over-allotment option of 0.390 million shares, and generated aggregate gross proceeds of $31.1 million. A share issue cost of $2.0 million was incurred relating to the transaction.

During the nine-month period ended on September 30, 2016, the Corporation issued 711,284 common shares following the exercise of stock options (165,620 during the nine-month period ended on September 30, 2015) and received cash proceeds of $2.4 million ($0.3 million in the comparable period of 2015). During the same period, the Corporation issued 812,500 common shares following the exercise of warrants (none in the comparable period of 2015) and received cash proceeds of $2.0 million, issued 62,797 common shares (none in 2015) following the vesting of restricted share units and issued 47,000 common shares (none in 2015) as payment for deferred share units.

On February 11, 2015, the Corporation issued a total of 9.625 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $4.00 per share. This included the entire over-allotment option of 1.125 million shares, and generated aggregate gross proceeds of $38.5 million. A share issue cost of $2.4 million was incurred relating to the issuance of common shares.

As of September 30, 2016, the Corporation had 63.0 million shares outstanding.

COMMITMENTS AND CONTINGENCIES

There were no changes to the Corporation’s commitments and contingencies from December 31, 2015 to September 30, 2016 with the exception of the commitments and contingency mentioned below. For further information, regarding commitments and contingencies in effect as of December 31, 2015, please refer to the 2015 Management’s Discussion and Analysis, filed February 22, 2016 and available on the SEDAR website (www.sedar.com).

During the nine-month period ended on September 30, 2016, the Corporation entered into three financial lease agreements for mobile equipment with an option of a lower purchase price at the end of the lease. For these contracts, minimum lease payments amount to $0.3 million for the remainder of 2016, $1.2 million for 2017, $1.3 million for 2018 and 2019 and $0.5 million for 2020.

On July 20, 2016, an agreement was signed between the Corporation and a supplier to settle a claim related to extra costs stemming from work not previously authorized by the Corporation as stated in the contract. The Corporation made a payment in the amount of $0.2 million that ended the arbitration process.

On October 6, 2016, the Corporation received a notice of arbitration from the owner of a royalty agreement. This company claims that the Corporation should pay 2% NSR on two claims on 100% of the value of production. The Corporation is contesting this position since it did not own 100% of the property of those claims when the royalty agreement was signed.

OFF-BALANCE-SHEET TRANSACTIONS

The Corporation does not have any off-balance-sheet arrangements.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 20

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of assumptions that have a significant impact on revenues and expenses as well as on the amounts of assets and liabilities. Elements such as mineral reserves, basis of depletion of mining sites in production, asset retirement obligations, impairment test of property, plant and equipment, income taxes and deferred mining taxes, share-based remuneration expense, dismantling costs and severance costs, recoverability of credits relating to resources and credits on duties refundable for losses, provisions and contingent liabilities, start of advanced exploration phase and start of commercial production are estimates that management considers the most significant, which could differ materially and affect operating results. A detailed discussion of these estimates is provided in the annual management’s discussion and analysis, filed on February 22, 2016 and available on the SEDAR website (www.sedar.com).

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may from time to time, use derivative financial instruments or gold hedging contracts. As at September 30, 2016 and 2015, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the quarters and nine-month periods ended September 30, 2016 and 2015, no gain or loss related to derivative financial instruments or to gold hedging contracts were recorded in the financial statements.

The Corporation has classified its cash and receivables (except taxes receivable) as loans and receivables, and its payables, accruals and provisions (except salaries and related benefits payable), finance lease obligations, contract payment holdbacks and closure allowance as financial liabilities. All financial instruments are measured at fair value with the exception of the loans and receivables and financial liabilities, which are measured at amortized cost.

Cash, receivables and payables, accruals and provisions are recorded at book value and represent their approximate fair value, as these items will be realized or settled in the short term. The fair value of finance lease obligations, contract payment holdbacks and closure allowance was determined by calculating the discounted cash flows using market interest rates for financial instruments with similar characteristics. The fair value of the finance lease obligations, the contract payment holdbacks and the closure allowance approximate the book value.

ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with the accounting policies adopted in the Corporation’s last annual financial statements for the year ended December 31, 2015. The accounting policies have been applied consistently throughout the Corporation for the purposes of preparation of these interim consolidated financial statements. There are no new accounting policies in effect for annual periods beginning on or after January 1, 2016.

NON-IFRS PERFORMANCE MEASURES

Cash costs per ounce, operating cash flow before changes in non-cash working capital, net free cash flow, net free cash flow per share, and all-in sustaining costs are non-International Financial Reporting Standards (IFRS) performance measures, and may not be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, the Corporation and certain investors use this information to evaluate the Corporation's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The net free cash flow and net free cash flow per share are comprised of the Corporation’s operating cash flow after changes in non-cash working capital, less investments in property, plant and equipment.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 21

The following table is a reconciliation of operating cash flow to net free cash flow on a consolidated basis:

(in thousands of $, except per share amounts)	Quarter ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015

Operating cash flow	3,347	11,742	35,515	35,549
Investments in property, plant and equipment	19,531	12,802	47,597	29,331

Net free cash flow	(16,184)	(1,060)	(12,082)	6,218

Basic weighted average number of shares outstanding (thousands)	62,760	58,032	60,393	56,530

Net free cash flow per share	(0.26)	(0.02)	(0.20)	0.11

“Cash costs” is a common performance measure in the gold mining industry, but does not have any standardized definition. The Corporation reports cash cost per ounce based on ounces sold. Cash costs include mine site operating costs, administration and royalties but are exclusive of depreciation, accretion expense, capital expenditures, and exploration and project evaluation costs. (Refer to Table “Reconciliation of cost of sales to cash costs and to all-in sustaining costs per ounce sold for the quarter and nine-month periods ended September 30, 2016 and 2015”).

All-In Sustaining Costs or “AISC” is an extension of the existing “cash costs” metrics and incorporates costs related to sustaining production. The Corporation believes that, although relevant, the cash costs measure does not capture the sustaining expenditures incurred, and therefore, may not present a complete picture of the Corporation’s operating performance or its ability to generate free cash flows from its operations. AISC includes cost of sales, excluding depreciation, and includes sustaining capital expenditures, delineation drilling costs and evaluation costs, corporate general and administrative costs, and environmental rehabilitation accretion and depreciation.

The following table provides a reconciliation of cost of sales to cash costs and to all-in sustaining costs, on a consolidated basis:

RECONCILIATION OF COST OF SALES TO CASH COSTS AND TO ALL-IN SUSTAINING COSTS PER OUNCE SOLD FOR THE QUARTERS AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

Quarter ended September 30, 2016	Island Gold	Beaufor	Monique	Corporate	Total RIC
(in thousands of $, except per ounce amounts)
Gold sold (ounces)	13,673	4,101	-	-	17,774
Cost of sales	17,771	6,206	-	-	23,977
Depreciation and depletion	(4,677)	(420)	-	-	(5,097)
Cost of sales, excluding depreciation expense	13,094	5,786	-	-	18,880
Cash costs ($/ounce)	958	1,411	-	-	1,063
Sustaining costs	5,090	1,979	-	33	7,102
Corporate general and administration costs	-	-	-	2,532	2,532
All-in sustaining costs	18,184	7,765	-	2,565	28,514

All-in sustaining costs ($/ounce)	1,330	1,893	-	144	1,604

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 22

Quarter ended September 30, 2015	Island Gold	Beaufor	Monique	Corporate	Total RIC
(in thousands of $, except per ounce amounts)
Gold sold (ounces)	14,233	5,919	2,810	-	22,962
Cost of sales	17,804	6,736	3,216	-	27,756
Depreciation and depletion	(5,132)	(969)	(393)	-	(6,494)
Cost of sales, excluding depreciation expense	12,672	5,767	2,823	-	21,262
Cash costs ($/ounce)	890	974	1,005	-	926
Sustaining costs	5,371	1,484	43	-	6,898
Corporate general and administration costs	-	-	-	1,957	1,957
All-in sustaining costs	18,043	7,251	2,866	1,957	30,117

All-in sustaining costs ($/ounce)	1,267	1,225	1,020	85	1,311

Nine-month period ended September 30, 2016	Island Gold	Beaufor	Monique	Corporate	Total RIC
(in thousands of $, except per ounce amounts)
Gold sold (ounces)	59,851	13,879	1,171	-	74,901
Cost of sales	66,540	20,998	1,420	-	88,958
Depreciation and depletion	(20,469)	(1,122)	(33)	-	(21,624)
Cost of sales, excluding depreciation expense	46,071	19,876	1,387	-	67,334
Cash costs ($/ounce)	770	1,433	1,185	-	899
Sustaining costs	15,283	5,611	5	58	20,957
Corporate general and administration costs	-	-	-	8,782	8,782
All-in sustaining costs	61,354	25,487	1,392	8,840	97,073

All-in sustaining costs ($/ounce)	1,025	1,837	1,189	118	1,296

Nine-month period ended September 30, 2015	Island Gold	Beaufor	Monique	Corporate	Total RIC
(in thousands of $, except per ounce amounts)
Gold sold (ounces)	38,859	21,638	14,822	-	75,319
Cost of sales	53,998	23,478	13,604	-	91,080
Depreciation and depletion	(13,736)	(2,410)	(2,567)	-	(18,713)
Cost of sales, excluding depreciation expense	40,262	21,068	11,037	-	72,367
Cash costs ($/ounce)	1,036	974	745	-	961
Sustaining costs	14,754	3,683	262	59	18,758
Corporate general and administration costs	-	-	-	6,070	6,070
All-in sustaining costs	55,016	24,751	11,299	6,129	97,195

All-in sustaining costs ($/ounce)	1,416	1,144	762	81	1,290

GENERAL INFORMATION

The President and Chief Executive Officer and the Vice-President, Finance, are responsible for disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) and have designed them, or had them designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is communicated to them by others within the Corporation, especially during the period when reports that must be filed under the terms of Canadian securities law are being prepared.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 23

The President and Chief Executive Officer and the Vice-President, Finance are also responsible for internal controls over financial reporting and have designed them, or had them designed under their supervision, to provide reasonable assurance that the financial information is reliable and that the financial statements have been prepared in accordance with International Financial Reporting Standards. The internal controls over financial reporting during the nine-month period ended September 30, 2016 were adequately applied.

RISKS AND UNCERTAINTIES

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of corporations such as Richmont Mines. A detailed discussion of these risks is given in the annual Management’s Discussion and Analysis, dated February 19, 2016, filed February 22, 2016, and available on the SEDAR website (www.sedar.com).

NATIONAL INSTRUMENT 43-101

The geological data in this document have been reviewed by Mr. Daniel Adam, Geo., Ph.D, Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by National Instrument 43-101. Please refer to the SEDAR website (www.sedar.com) for full reports and additional corporate documentation, including the technical report entitled “Amended Technical Report on the Mineral Reserve and Resource Estimate as of December 31, 2015 for the Island Gold Mine” dated April 5, 2016 and effective as of December 31, 2015.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains forward-looking statements. These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Management’s Discussion and Analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Important factors that could cause such a difference are discussed in the section entitled “Risk factors” in the Corporation’s annual management’s discussion and analysis report dated February 19, 2016, filed February 22, 2016, and available on SEDAR (www.sedar.com). Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports. Except as may be required by law or regulation, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 24

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES AND CIVIL LIABILITIES AND JUDGMENTS

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with National Instrument 43-101 adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” Resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits U.S. mining corporations, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “reserves.” Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Potential unenforceability of civil liabilities and judgments

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation's directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Corporation's assets and most of the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

As a “foreign private issuer”, the Corporation is exempt from the Section 14 proxy rules and Section 16 of the U.S. Securities Exchange Act of 1934 and this may result in shareholders having less complete and timely data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data in this regard.

Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s website: http://sec.gov/edgar.shtml.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 25

RICHMONT

# INTERIM CONSOLIDATED FINANCIAL STATEMENTS

## Third Quarter

Ended September 30, 2016

**Notice related to the review of the interim Consolidated Financial Statements**
The interim consolidated financial statements for the quarter ended September 30, 2016 have not been reviewed by the independent auditors of the Corporation

CONSOLIDATED FINANCIAL STATEMENTS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 27

CONSOLIDATED INCOME STATEMENT
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
	$	$	$	$

OPERATIONS
Revenues	31,244	34,107	124,496	111,869
Cost of sales (note 2)	23,977	27,756	88,958	91,080

GROSS PROFIT	7,267	6,351	35,538	20,789

OTHER EXPENSES (REVENUES)
Exploration and project evaluation (note 3)	5,093	1,252	13,766	3,390
Administration (note 4)	2,532	1,957	8,782	6,070
Loss (gain) on disposal of long-term assets	(96)	2	(5)	(110)
Other expenses	180	747	2,515	747
Other revenues	(120)	(973)	(2,746)	(988)

	7,589	2,985	22,312	9,109

OPERATING EARNINGS (LOSS)	(322)	3,366	13,226	11,680

Financial expenses (note 6)	17	19	52	62
Financial revenues (note 7)	(208)	(247)	(447)	(597)

EARNINGS (LOSS) BEFORE MINING AND INCOME TAXES	(131)	3,594	13,621	12,215

MINING AND INCOME TAXES (RECOVERY)	(357)	288	2,213	1,365

NET EARNINGS AND TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	226	3,306	11,408	10,850

EARNINGS PER SHARE
Basic	-	0.06	0.19	0.19
Diluted	-	0.06	0.18	0.19

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	62,760	58,032	60,393	56,530

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	64,431	58,898	62,028	57,421

The accompanying notes are an integral part of the interim consolidated financial statements.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)	Share	Contributed		Total
	capital	surplus	Deficit	equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2015	181,712	14,022	(42,132)	153,602

Issue of shares
Bought-deal placement	31,096	-	-	31,096
Exchange of restricted share units for common shares	236	(236)	-	-
Exchange of deferred share units for common shares	564	-	-	564
Exercise of share options	3,587	(1,173)	-	2,414
Exercise of warrants	2,429	(439)	-	1,990

Common shares issue costs	(2,023)	-	-	(2,023)

Share-based compensation	-	1,686	-	1,686

Transactions with Richmont Mines shareholders	35,889	(162)	-	35,727

Net earnings and total comprehensive income for the period	-	-	11,408	11,408

BALANCE AT SEPTEMBER 30, 2016	217,601	13,860	(30,724)	200,737

The accompanying notes are an integral part of the interim consolidated financial statements.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)	Share	Contributed		Total
	capital	surplus	Deficit	equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2014	144,535	12,342	(48,920)	107,957

Issue of shares
Bought-deal placement	38,500	-	-	38,500
Exercise of share options	448	(143)	-	305

Common shares issue costs	(2,411)	-	-	(2,411)

Share-based compensation	-	1,543	-	1,543

Transactions with Richmont Mines shareholders	36,537	1,400	-	37,937

Net earnings and total comprehensive income for the period	-	-	10,850	10,850

BALANCE AT SEPTEMBER 30, 2015	181,072	13,742	(38,070)	156,744

The accompanying notes are an integral part of the interim consolidated financial statements.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 30

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(In thousands of Canadian dollars)

	September 30,	December 31,
	2016	2015
	$	$
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash	78,855	61,028
Receivables	4,381	5,111
Income and mining tax assets	1,895	2,091
Exploration tax credits receivable	1,063	1,965
Inventories (note 8)	12,091	11,285

	98,285	81,480

RESTRICTED DEPOSITS (note 11 a)	831	831

PROPERTY, PLANT AND EQUIPMENT (note 9)	153,036	124,741

TOTAL ASSETS	252,152	207,052

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	23,028	28,907
Income and mining taxes payable	1,147	1,909
Current portion of long-term debt (note 10)	6,012	3,064
Current portion of asset retirement obligations (note 11 b)	169	260
Deferred Share Units Payable (note 5 c)	833	-

	31,189	34,140

LONG-TERM DEBT (note 10)	6,695	7,264

ASSET RETIREMENT OBLIGATIONS (note 11 b)	8,875	9,621

DEFERRED INCOME AND MINING TAX LIABILITIES	4,656	2,425

TOTAL LIABILITIES	51,415	53,450

EQUITY
Share capital (note 12)	217,601	181,712
Contributed surplus	13,860	14,022
Deficit	(30,724)	(42,132)

TOTAL EQUITY	200,737	153,602

TOTAL LIABILITIES AND EQUITY	252,152	207,052

The accompanying notes are an integral part of the interim consolidated financial statements.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 31

CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
	$	$	$	$

OPERATING ACTIVITIES
Net earnings for the period	226	3,306	11,408	10,850
Adjustments for:
Depreciation and depletion	5,206	6,709	22,000	19,024
Income and mining taxes received (paid)	(34)	869	(548)	(550)
Interest revenues	(190)	(173)	(482)	(530)
Interest expenses on long-term debt	92	55	265	140
Share-based compensation	971	588	3,498	1,657
Adjustment to closure allowance	-	-	30	13
Accretion expense – asset retirement obligations	17	19	52	62
Loss (gain) on disposal of long-term assets	(96)	2	(5)	(110)
Mining and income taxes (recovery)	(357)	288	2,213	1,365
	5,835	11,663	38,431	31,921

Net change in non-cash working capital items (note 13)	(2,488)	79	(2,916)	3,628

Cash flows from operating activities	3,347	11,742	35,515	35,549

INVESTING ACTIVITIES
Guaranteed investment certificate	-	-	-	474
Restricted deposits	-	(107)	-	(107)
Interest received	198	181	472	519
Property, plant and equipment – Island Gold Mine	(18,113)	(11,733)	(43,087)	(27,371)
Property, plant and equipment – Beaufor Mine	(1,245)	(492)	(3,546)	(718)
Property, plant and equipment – Other	(173)	(577)	(964)	(1,242)
Disposition of property, plant and equipment	-	10	-	201

Cash flows used in investing activities	(19,333)	(12,718)	(47,125)	(28,244)

FINANCING ACTIVITIES
Payment of royalty payments payable	-	-	(1,000)	(1,000)
Payments of asset retirement obligations	(562)	(77)	(568)	(112)
Issue of common shares	764	112	35,500	38,805
Common shares issue costs	(21)	-	(2,023)	(2,411)
Interest paid	(92)	(55)	(265)	(140)
Payments of finance lease obligations	(777)	(388)	(2,207)	(1,174)

Cash flows from (used in) financing activities	(688)	(408)	29,437	33,968

Net change in cash	(16,674)	(1,384)	17,827	41,273

Cash, beginning of period	95,529	77,930	61,028	35,273

Cash, end of period	78,855	76,546	78,855	76,546

The accompanying notes are an integral part of the interim consolidated financial statements.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month and nine-month periods ended September 30, 2016 and 2015 (in thousands of Canadian dollars)
(Unaudited)

1.	General information and compliance with IFRS

Richmont Mines Inc. (“the Corporation”) is incorporated under the Business Corporations Act (Quebec) and is engaged in mining, exploration and development of mining properties, principally gold.

These interim consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”), as established by the International Accounting Standards Board and in accordance with IAS 34 “Interim Financial Reporting”. They do not include all the information required in annual consolidated financial statements in accordance with IFRS. These interim consolidated financial statements must be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2015.

The preparation of interim consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment when applying the Corporation’s accounting policies.

2.	Cost of sales

The cost of sales includes the following items:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
	$	$	$	$

Operating costs	18,265	21,078	64,918	70,937
Royalties	615	184	2,416	1,430
Depreciation and depletion	5,097	6,494	21,624	18,713

	23,977	27,756	88,958	91,080

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 33

3.	Exploration and project evaluation

The exploration and project evaluation expenses were incurred for the following mines and properties:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
	$	$	$	$

Island Gold Mine	3,509	695	10,903	1,735
Beaufor Mine	632	751	1,508	1,940
Wasamac property	13	18	61	56
Other properties	4	2	19	30
Project evaluation	195	94	539	293

Exploration and project evaluation before depreciation and exploration tax credits	4,353	1,560	13,030	4,054

Depreciation	10	11	28	32
Exploration tax credits, including adjustments	730	(319)	708[1]	(696)

	5,093	1,252	13,766	3,390
[1]

The Corporation filed its 2015 income tax returns and reduced its current taxes by using fiscal expenses carried forward instead of using exploration tax credits, as it had been originally planned and recorded in 2015.

4.	Administration

The administration expenses include the following items:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
	$	$	$	$

Salaries, directors’ fees and related benefits	1,017	814	2,867	2,421
Share-based compensation	815	541	3,231	1,527
Consultants and professional fees	139	199	827	587
Depreciation	93	37	211	112
Miscellaneous	468	366	1,646	1,423

	2,532	1,957	8,782	6,070

5.	Share-based compensation

a)	Share option plans

In effect since May 2012, the Corporation’s long-term incentive plan (the “New Plan”) permits the granting of options, restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, other employees, consultants and others providing ongoing services to the Corporation.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 34

The policy of the Corporation is to set the exercise price of each option granted at the market price at closing of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the day of grant. Vesting is set at one third one year after the grant date, one third on the second anniversary of the grant date, and one third on the third anniversary of the grant date, with expiry of the option five years after the date of grant. In previous years, options vested as above or in tranches of 20% beginning one year after the grant date, thereafter vesting cumulatively on every anniversary date over a period of four years, and expiring six years after the date of grant; or options that vested 20% on the grant date and vested cumulatively thereafter on every anniversary date over a period of four years, and expiring five years after the date of grant; or options that vested on August 8, 2016 and expiring five years after the date of grant; or options that vested 100% on the grant date and expiring five years after the date of grant.

A summary of the status of options outstanding under the Corporation’s New Plan at September 30, 2016 and changes during the three-month and nine-month periods then ended, is presented below:

	Three months ended		Nine months ended
	September 30, 2016		September 30, 2016
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	(in thousands)	$	(in thousands)	$

Options outstanding, beginning of the period	2,007	4.47	2,140	3.61
Granted	-	-	360	7.75
Exercised	(189)	1.98	(656)	2.81
Forfeited	-	-	(26)	2.34

Options outstanding, end of period	1,818	4.73	1,818	4.73

Exercisable options, end of period	559	4.69	559	4.69

The following table summarizes information about the options issued under the Corporation’s New Plan at September 30, 2016:

	Options outstanding at			Exercisable options at
	September 30, 2016			September 30, 2016
		Weighted
		average	Weighted		Weighted
Exercise	Number of	remaining	average	Number of	average
price	options	contractual life	exercise price	options	exercise price
	(in thousands)	(years)	$	(in thousands)	$

$1.08 to $1.29	212	2.2	1.14	90	1.21
$2.19 to $2.34	46	2.9	2.30	2	2.34
$2.51 to $3.31	170	3.1	3.11	81	2.99
$3.73 to $4.36	678	3.3	3.87	105	3.95
$6.09 to $6.57	572	2.7	6.39	281	6.57
$10.37	140	4.6	10.37	-	-

	1,818	3.1	4.73	559	4.69

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 35

During the nine-month period ended September 30, 2016, the Corporation granted 360,000 share options to a director, an officer and employees (365,000 to directors and employees for the nine-month period ended September 30, 2015). The weighted average fair value of these share options at the grant date, calculated using the Black-Scholes option pricing model was $3.36 ($1.81 for the nine-month period ended September 30, 2015).

The Corporation had a Stock Option Purchase Plan (the “Initial Plan”) under which options to acquire common shares were granted to its directors, officers, employees and non-employees. The exercise price of each option was determined by the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted was ten years. 20% of the options were vested on the grant date and vested cumulatively thereafter on every anniversary date over a period of four years. The Corporation ended the Initial Plan in 2012. Outstanding options that were issued under this previous plan, will continue to have the same terms and conditions as when they were initially issued.

A summary of the status of options outstanding under the Corporation’s Initial Plan at September 30, 2016 and changes during the three-month and nine-month periods then ended, is presented below:

	Three months ended		Nine months ended
	September 30, 2016		September 30, 2016
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	(in thousands)	$	(in thousands)	$

Options outstanding, beginning and end of the period	39	11.56	60	10.53
Exercised	(34)	11.50	(55)	10.39

Exercisable options, end of period	5	12.03	5	12.03

The following table summarizes information about the options issued under the Corporation’s Initial Plan at September 30, 2016:

	Options outstanding at September 30, 2016			Exercisable options at
September 30, 2016
Exercise		Weighted
price		average	Weighted		Weighted
	Number	remaining	average	Number	average
	of options	contractual	exercise price	of options	exercise price
	(in thousands)	life (years)	$	(in thousands)	$

$12.03	5	0.2	12.03	5	12.03

b)	Restricted share units

The Corporation’s New Plan permits the granting of RSUs. Upon vesting, each RSU is exchanged for one common share of the Corporation. The fair value of each RSU is equal to the fair value of one common share of the Corporation at the date of grant. The fair value is amortized over the vesting period of three years. Two types of RSUs are issued: (1) RSUs that vest in thirds one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total period of three years, (2) RSUs that fully vest at the earliest of three years after the grant date or upon the Director leaving the Board.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 36

A summary of the status of RSUs outstanding under the Corporation’s New Plan at September 30, 2016 and changes during the three-month and nine-month periods then ended, is presented below:

	Three months ended		Nine months ended
	September 30, 2016		September 30, 2016
	Number of	Fair Value at	Number of	Fair Value at
	restricted	the date of	restricted	the date of
	share units	the grant	share units	the grant
	(in thousands)	$	(in thousands)	$

Restricted share units outstanding, beginning of the period	396	5.47	193	3.76
Granted	-	-	265	6.32
Released for common shares	(4)	3.98	(63)	3.76
Forfeited	(7)	5.62	(10)	5.08

Restricted share units outstanding, end of period	385	5.48	385	5.48

During the nine-month period ended September 30, 2016, the Corporation granted 265,180 RSUs to officers, employees and a director at an average fair value of $6.32 (16,200 in the comparable period of 2015 at an average fair value of $4.08).

c)	Deferred share units

In May 2015, the Corporation established a deferred share unit (DSU) plan for directors. The value of an outstanding DSU, on any particular date, is equal to the market value of a common share of the Corporation at such date. DSUs are granted to directors and must be retained until the director leaves the Corporation’s Board of Directors (Board), at which time, the Board elects one or any combination of the following payment methods: (a) issuing common shares from treasury, (b) purchase shares on the market or (c) paying cash. If the Board does not elect for the payment method, the obligation is automatically settled in cash.

DSU’s are initially measured on the grant date at fair value and recognized as an obligation. The obligation is remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in the consolidated income statement. The Corporation values the obligation based on the market price at closing of the Corporation’s stock on the Toronto Stock Exchange.

In the nine-month period ended September 30, 2016, the Corporation granted 110,000 DSUs to directors (none in the comparable period of 2015), released 47,000 shares as payment for 47,000 DSU and recorded a compensation expense of $1,396 (none in 2015). As at September 30, 2016, 63,000 DSUs were outstanding (none as at December 31, 2015) for which the compensation liability was $833 (none as at December 31, 2015).

d)	Retention awards

In March 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. As at September 30, 2016, the total amount that could be paid as Retention Awards under these agreements is $1,750 and the liability accrued for to this effect amounts to $1,649 as at September 30, 2016 ($1,234 as at December 31, 2015), which corresponds to the best estimate of the amount to be paid relating to the Retention Awards, based on estimated forfeitures and a 1.3% discount rate.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 37

e)	Options outside the Corporation’s plan

In addition, 800,000 inducement options were granted on October 16, 2014 to the incoming CEO. In compliance with TSX rules, these are considered outside of the Corporation’s plan. These options vest in thirds on December 1st, 2015, and thereafter on December 1st 2016 and 2017, and expire five years after the date of grant. These options have an exercise price of $2.46. As at September 30, 2016, all options are outstanding and 266,666 are exercisable.

6.	Financial expenses

The financial expenses consist of the following item1:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
	$	$	$	$

Accretion expense – asset retirement obligations	17	19	52	62

[1]

The interest on operating mine finance lease obligations is included in operating costs and amounted to $92 and $265 for the three-month and nine-month periods respectively ended September 30, 2016 ($55 and $140 for the three-month and nine-month periods ended September 30, 2015).

7.	Financial revenues

The financial revenues consist of the following items:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
	$	$	$	$

Foreign exchange gain (loss)	18	74	(35)	67
Interest on cash	190	173	482	530

	208	247	447	597

8.	Inventories

The inventories include the following items:

	September 30,	December 31,
	2016	2015
	$	$
		(Audited)

Precious metals	320	1,313
Ore	6,957	5,328
Supplies	4,814	4,644

	12,091	11,285

During the nine-month periods ended September 30, 2016 and September 30, 2015, there was no write-down of inventories and no reversal of write-down.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 38

9.	Property, plant and equipment

The property, plant and equipment includes the following items:

	Mining sites in production					Corporate office and others			Total
	Mining properties	Development costs	Buildings	Equipment	Total	Lands, buildings and leasehold improvements	Equipment	Total
	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2016	5,111	142,882	30,854	53,299	232,146	1,630	1,077	2,707	234,853
Additions	-	27,025	5,480	18,047	50,552	80	26	106	50,658
Disposals and write-off	-	-	(5)	(292)	(297)	-	(317)	(317)	(614)
Transfers	-	-	-	131	131	-	(131)	(131)	-
Balance at September 30, 2016	5,111	169,907	36,329	71,185	282,532	1,710	655	2,365	284,897
Depreciation and depletion
Balance at January 1, 2016	1,901	69,499	11,799	25,843	109,042	565	505	1,070	110,112
Depreciation and depletion	442	13,065	3,207	5,051	21,765	83	152	235	22,000
Disposals and write-off	-	-	-	(251)	(251)	-	-	-	(251)
Transfers	-	-	-	59	59	-	(59)	(59)	-
Balance at September 30, 2016	2,343	82,564	15,006	30,702	130,615	648	598	1,246	131,861
Carrying amount at September 30, 2016	2,768	87,343	21,323	40,483	151,917	1,062	57	1,119	153,036

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 39

10.	Long-term debt

Long-term debt includes the following financial liabilities:

	September 30,	December 31,
	2016	2015
	$	$
		(Audited)

Finance lease obligations	8,991	6,057
Contract payment holdbacks	1,500	1,500
Long-term share-based compensation (note 5 d)	1,649	1,234
Closure allowance	567	537
Royalty payments payable	-	1,000

	12,707	10,328

Current portion	6,012	3,064

	6,695	7,264

During the nine-month period ended on September 30, 2016, the Corporation acquired mobile equipment at a cost of $5,141 via three financial lease agreements. At the end of these contracts, the Corporation benefits from an option of a lower purchase price. For these contracts, minimum lease payments amount to $288 for the remainder of 2016, $1,188 for 2017, $1,248 for 2018, $1,313 for 2019 and $453 for 2020.

11.	Asset retirement obligations

The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligation on the closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on modifications to laws and regulations or as new information becomes available.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 40

a)	Restricted deposits and letters of credit

As at September 30, 2016, the Corporation has $117 in restricted deposits with the Quebec government, $714 in restricted deposits with the Ontario government and a credit facility is available to the Corporation up to an amount of $5,900 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.95% (0.95% in 2015). The following table provides the allocation of restricted deposits and letters of credit issued as at September 30, 2016 and December 31, 2015:

	September 30,	December 31,
	2016	2015
	$	$
		(Audited)
Restricted deposits
Island Gold Mine (Island Gold Deep and Lochalsh property)	714	708
Beaufor Mine	107	107
Other	10	10

	831	825
Other	-	6

	831	831
Letters of credit[1]
Camflo Mill	2,505	2,505
Island Gold Mine (Kremzar property)	979	979
Francoeur Mine	471	471
Monique Mine	948	948
Beaufor Mine	488	488

	5,391	5,391
[1]

Letters of credit are secured by a first rank movable mortgage for a maximum amount of $6,785, guaranteed by equipment which has a net carrying value of $29,501 as at September 30, 2016 ($21,151 as at December 31, 2015).

b)	Distribution of the asset retirement obligations

The following table sets forth the distribution of the asset retirement obligations as at September 30, 2016 and December 31, 2015:

	September 30,	December 31,
	2016	2015
	$	$
		(Audited)

Camflo Mill	4,179	4,154
Island Gold Mine	2,019	2,000
Monique Mine	1,445	1,536
Beaufor Mine	1,351	1,342
Francoeur Mine	50	849
	9,044	9,881

Current portion	169	260

	8,875	9,621

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 41

12.	Share capital

Authorized: Unlimited number of common shares with no par value

	Three months ended		Nine months ended
	September 30, 2016		September 30, 2016
	Number		Number
	of shares	Amount	of shares	Amount
	(thousands)	$	(thousands)	$

Issued and paid: Common shares

Balance, beginning of period	62,690	215,919	58,340	181,712
Issue of common shares for cash
Bought-deal placement	-	-	2,990	31,096
Exercise of share options	223	1,127	711	3,587
Exercise of warrants	-	-	813	2,429
Common shares issue costs	-	(21)	-	(2,023)
Shares issued in exchange of restricted share units	4	12	63	236
Shares issued in exchange of deferred share units	47	564	47	564

Balance, end of period	62,964	217,601	62,964	217,601

Issue of shares

On June 7, 2016, the Corporation issued a total of 2,990,000 common shares on a bought-deal basis through a syndicate of underwriters, at a price of $10.40 per share. This included the entire over-allotment option of 390,000 common shares, and generated aggregate gross proceeds of $31,096. Share issue costs of $2,023 were incurred relating to the issuance of common shares. A deferred tax asset of $535 related to the share issue cost was not recognised.

During the nine-month period ended on September 30, 2016, the Corporation issued 711,284 common shares following the exercise of stock options (165,620 during the nine-month period ended on September 30, 2015) and received cash proceeds in the amount of $2,414 ($305 in the comparable period). Contributed surplus was reduced by $1,173 which represents the recorded fair value of the exercised stock options ($143 in the comparable period).

During the nine-month period ended on September 30, 2016, the Corporation issued 812,500 common shares following the exercise of warrants (none in the comparable period of 2015) and received cash proceeds in the amount of $1,990 and contributed surplus was reduced by $439.

During the nine-month period ended on September 30, 2016, the Corporation issued 62,797 common shares following the vesting of restricted share units (none in the comparable period of 2015). Contributed surplus was reduced by $236 which represents the recorded fair value of the restricted share units.

Finally, during the nine-month period ended on September 30, 2016, the Corporation issued 47,000 common shares as payment for 47,000 deferred share units (none in the comparable period of 2015). Deferred share units payable was reduced by $564 which represents the recorded fair value of the deferred share units.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 42

13.	Consolidated statements of cash flows

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
	$	$	$	$

Net change in non-cash working capital items

Receivables	99	(1,190)	740	(595)
Exploration tax credits receivable	740	(1,187)	902	732
Inventories	(2,824)	1,314	(806)	4,156
Payables, accruals and provisions	(503)	1,142	(3,752)	(665)

	(2,488)	79	(2,916)	3,628

Supplemental information
Change in payables, accruals and provisions related to property, plant and equipment	(424)	2,323	(2,127)	2,125

14.	Segmented information

The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings before taxes. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

There was no difference in 2016 compared to annual financial statements of 2015 on the basis of segmentation or the basis of evaluation of segmented results.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 43

		Three months ended September 30, 2016
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	7,191	24,053	31,244	-	31,244
Cost of sales	6,207	17,770	23,977	-	23,977

Gross profit	984	6,283	7,267	-	7,267

Exploration and project evaluation	631	3,509	4,140	953	5,093
Administration	-	-	-	2,532	2,532
Gain on disposal of long-term assets	-	-	-	(96)	(96)
Other expenses	180	-	180	-	180
Other revenues	(115)	(5)	(120)	-	(120)

	696	3,504	4,200	3,389	7,589

Operating earnings (loss)	288	2,779	3,067	(3,389)	(322)

Financial expenses	11	6	17	-	17
Financial revenues	-	-	-	(208)	(208)

Earnings (loss) before taxes	277	2,773	3,050	(3,181)	(131)

Addition to property, plant and equipment	1,385	18,113	19,498	33	19,531

		Nine months ended September 30, 2016
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	25,118	99,378	124,496	-	124,496
Cost of sales	22,418	66,540	88,958	-	88,958

Gross profit	2,700	32,838	35,538	-	35,538

Exploration and project evaluation	1,514	10,903	12,417	1,349	13,766
Administration	-	-	-	8,782	8,782
Loss (gain) on disposal of long-term assets	-	91	91	(96)	(5)
Other expenses	2,515	-	2,515	-	2,515
Other revenues	(2,736)	(10)	(2,746)	-	(2,746)

	1,293	10,984	12,277	10,035	22,312

Operating earnings (loss)	1,407	21,854	23,261	(10,035)	13,226

Financial expenses	33	19	52	-	52
Financial revenues	(4)	(2)	(6)	(441)	(447)

Earnings (loss) before taxes	1,378	21,837	23,215	(9,594)	13,621

Addition to property, plant and equipment	4,452	43,087	47,539	58	47,597

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 44

	September 30, 2016
Segmented information				Exploration,
concerning the consolidated			Total	corporate
statement of financial	Quebec	Ontario	segments	and others	Total
position	$	$	$	$	$

Current assets	7,577	17,157	24,734	73,551	98,285
Restricted deposits	107	714	821	10	831
Property, plant and equipment	10,252	141,231	151,483	1,553	153,036

Total assets	17,936	159,102	177,038	75,114	252,152

Current liabilities	4,771	19,943	24,714	6,475	31,189
Long-term debt	1,567	5,128	6,695	-	6,695
Asset retirement obligations	6,856	2,019	8,875	-	8,875

Deferred income and mining tax liabilities	-	-	-	4,656	4,656

Total liabilities	13,194	27,090	40,284	11,131	51,415

		Three months ended September 30, 2015
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	12,925	21,182	34,107	-	34,107
Cost of sales	9,952	17,804	27,756	-	27,756

Gross profit	2,973	3,378	6,351	-	6,351

Exploration and project evaluation	751	695	1,446	(194)	1,252
Administration	-	-	-	1,957	1,957
Loss on disposal of long-term assets	-	2	2	-	2
Other expenses	747	-	747	-	747
Other revenues	(966)	(6)	(972)	(1)	(973)

	532	691	1,223	1,762	2,985

Operating earnings (loss)	2,441	2,687	5,128	(1,762)	3,366

Financial expenses	11	8	19	-	19
Financial revenues	-	-	-	(247)	(247)

Earnings (loss) before taxes	2,430	2,679	5,109	(1,515)	3,594

Addition to property, plant and equipment	1,069	11,733	12,802	-	12,802

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 45

		Nine months ended September 30, 2015
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	54,115	57,754	111,869	-	111,869
Cost of sales	37,083	53,997	91,080	-	91,080

Gross profit	17,032	3,757	20,789	-	20,789

Exploration and project evaluation	1,940	1,735	3,675	(285)	3,390
Administration	-	-	-	6,070	6,070
Loss (gain) on disposal of long-term assets	(111)	15	(96)	(14)	(110)
Other expenses	747	-	747	-	747
Other revenues	(973)	(14)	(987)	(1)	(988)

	1,603	1,736	3,339	5,770	9,109

Operating earnings (loss)	15,429	2,021	17,450	(5,770)	11,680

Financial expenses	39	23	62	-	62
Financial revenues	(2)	-	(2)	(595)	(597)

Earnings (loss) before taxes	15,392	1,998	17,390	(5,175)	12,215

Addition to property, plant and equipment	1,901	27,371	29,272	59	29,331

	December 31, 2015
Segmented information				Exploration,
concerning the consolidated			Total	corporate
statement of financial	Quebec	Ontario	segments	and others	Total
position	$	$	$	$	$

Current assets	9,284	10,211	19,495	61,985	81,480
Restricted deposits	107	714	821	10	831
Property, plant and equipment	7,548	115,202	122,750	1,991	124,741

Total assets	16,939	126,127	143,066	63,986	207,052

Current liabilities	6,315	22,071	28,386	5,754	34,140
Long-term debt	1,537	4,493	6,030	1,234	7,264
Asset retirement obligations	6,822	2,000	8,822	799	9,621
Deferred income and mining tax liabilities	-	-	-	2,425	2,425

Total liabilities	14,674	28,564	43,238	10,212	53,450

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 46

15.	Contingencies

On July 20, 2016, an agreement was signed between the Corporation and a supplier to settle a claim related to extra costs stemming from work not previously authorized by the Corporation as stated in the contract. The Corporation made a payment in the amount of $150 that ended the arbitration process.

On October 6, 2016, the Corporation received a notice of arbitration from the owner of a royalty agreement. This company claims that the Corporation should pay 2% NSR on two claims on 100% of the value of production. The Corporation is contesting this position since it did not own 100% of the property of those claims at the time the royalty agreement was signed.

16.	Approval of Financial Statements

The interim consolidated financial statements for the period ending September 30, 2016 were approved for publication by the Board of Directors on November 9, 2016.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2016 | Page 47

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